Exhibit 99.1

Pan American Silver to announce its unaudited 2016 second quarter results on August 11

VANCOUVER, July 6, 2016 /CNW/ - Pan American Silver Corp. (the "Company") (NASDAQ: PAAS) (TSX: PAA) will announce its unaudited 2016 second quarter results on Thursday, August 11, after market close. A conference call and webcast to discuss the results will be held on Friday, August 12 at 1:00 pm ET (10:00 am PT).

North America and International Conference Call Dial-in Number: 604-638-5340

The live audio webcast and presentation can be accessed 15 minutes prior to the call at:

https://meet.panamericansilver.com/ir/39JZ7ZS0

A replay of the webcast and the presentation slides will be available online shortly after the call on the Company's website at www.panamericansilver.com/Investors/Events

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 18:00e 06-JUL-16